December 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:     Courtney Lindsay

Re:	Helius Medical Technologies, Inc.

Registration Statement on Form S-1

File No. 333-250974

Acceleration Request

Requested Date:	December 18, 2020
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Helius Medical Technologies, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (File No. 333-250974) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Meredith Ervine and Emily Johns of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Meredith Ervine of Honigman LLP by telephone at (616) 649-1942 or Emily Johns of Honigman LLP by telephone at (616) 649-1908.

[Signature page follows]

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Sincerely,

HELIUS MEDICAL TECHNOLOGIES, INC.

/s/ Dane C. Andreeff
Dane C. Andreeff
Interim President and Chief Executive Officer

cc:	Meredith Ervine, Honigman LLP

Emily Johns, Honigman LLP